Exhibit 99.6

Issued October __, 2005

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF WITHOUT EITHER (I) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, (II) AN OPINION OF COUNSEL, IN A FORM REASONABLY ACCEPTABLE TO COMMTOUCH SOFTWARE LTD., THAT SUCH TRANSFER MAY BE MADE WITHOUT REGISTRATION OR QUALIFICATION UNDER SAID ACT OR (III) SUCH TRANSFER BEING MADE PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THIS WARRANT AND THE SECURITIES INTO WHICH THIS WARRANT IS EXERCISABLE MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

THIS WARRANT MAY NOT BE EXERCISED EXCEPT IN COMPLIANCE WITH ALL APPLICABLE FEDERAL AND STATE SECURITIES LAWS TO THE REASONABLE SATISFACTION OF THE COMPANY AND LEGAL COUNSEL FOR THE COMPANY.

Void after October __, 2010

COMMTOUCH SOFTWARE LTD.

WARRANT TO PURCHASE UP TO _______ ORDINARY SHARES

Warrant No.: 02_

Number of Ordinary Shares: __________

Issuance Date: October ___, 2005

----------

THIS CERTIFIES THAT, for value received, Aviv Raiz, an individual ( “Warrant Holder”), is entitled at any time prior to expiration of this Warrant to subscribe for and purchase up to ______________ shares of the fully paid and nonassessable Ordinary Shares, nominal value NIS 0.05, of Commtouch Software Ltd., an Israeli company (the "Company"), at the price per share equal to $0.65 (such price and such other price as may result, from time to time, from the adjustments/restrictions specified in paragraph 4 hereof are collectively referred to herein as the "Warrant Price"), subject to the provisions and upon the terms and conditions hereinafter set forth. As used herein, "Shares" shall mean the Ordinary Shares of the Company;

"Warrant Shares" shall mean the Shares issued or issuable upon exercise of the Warrant; and "Issuance Date" shall mean October __, 2005. This Warrant is one of the Series 1 Warrants to purchase Shares issued pursuant to the Securities Purchase Agreement dated as of October ___, 2005, by and among the Company and the investors referred to therein.

1.	TERM.

This Warrant is exercisable, in whole or in part, at any time and from time to time on and after the Issuance Date through October__, 2010, 6:00 pm Israel time [five years from Issuance Date].

2.	METHOD OF EXERCISE; PAYMENT; ISSUANCE OF NEW WARRANT.

(a)             The purchase right represented by this Warrant may be exercised by Warrant Holder, in whole or in part, by the surrender of this Warrant (with the notice of exercise form attached hereto as Exhibit A duly executed) at the principal office of the Company and by the payment to the Company, by check or wire transfer, of an amount equal to the Warrant Price per Share multiplied by the number of Shares then being purchased.

(b)             In the event of any exercise of the purchase right represented by this Warrant, certificates for the Shares so purchased shall be delivered to Warrant Holder within ten business days of the effective date of such purchase and, unless this Warrant has been fully exercised or expired, a new Warrant representing the portion of the securities, if any, with respect to which this Warrant shall not then have been exercised shall also be issued to Warrant Holder within such ten-day period. Upon the effective date of such purchase, Warrant Holder shall be deemed to be the holder of record of the securities, notwithstanding that certificates representing the securities shall not then be actually delivered to Warrant Holder or that such securities are not then set forth on the stock transfer books of the Company.

(c)             In lieu of exercising this Warrant by payment of cash or check, and provided that applicable law so allows, Warrant Holder may elect to receive shares equal to the value of this Warrant (or the portion thereof being exercised) at any time after the date hereof during the term hereof, by surrender of this Warrant at the principal executive office of the Company, together with the Notice of Conversion in the form of Exhibit B annexed hereto, in which event the Company shall issue to Warrant Holder a number of Shares in accordance with the following formula:

X	=	Y(A-B)
A

Where,	X	=	the number of Shares to be issued to Warrant Holder;
	Y	=	the number of Shares for which the Warrant is being exercised;
	A	=	the fair market value of one Share; and
	B	=	the Warrant Price.

For purposes of this Section 2(c), the fair market value of the Shares shall mean the price determined by the Company's Board of Directors, acting in good faith, upon a review of all relevant factors; provided, however, that (i) where there exists a public market for the Company’s Shares at the time of such exercise, the fair market value per Share shall be the average of the closing bid and asked prices of the Shares quoted in the Over-The-Counter Market Summary or the last reported sale price of the Shares or the closing price quoted on the Nasdaq Capital or National Market on which the Shares are listed for the five (5) days prior to the date of determination of fair market value, or (ii) upon the exercise of this Warrant concurrently with the closing of the sale, lease, distribution or other disposition of all or substantially all of the assets of the Company or all or substantially of the Company’s share capital including a merger or consolidation of the Company with or into any other entity or entities, or any other corporate reorganization, where the shareholders of record as constituted immediately prior to such event do not retain, immediately after such event, as a result of or in exchange for their equity in the Company at least a fifty percent (50%) interest in the successor entity (a “Sale”), the per share price to be received by the holders of Shares. Exercise of this Warrant concurrently with the closing of a Sale, may be made conditional on the closing of such Sale.

3.	SHARES FULLY PAID; RESERVATION OF SHARES.

(a)             All securities which may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be fully paid and nonassessable, and free from all taxes, liens, preemptive rights and charges with respect to the issue thereof. During the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized, and reserved for the purpose of the issue upon exercise of the purchase rights evidenced by this Warrant, a sufficient number of Shares to provide for the exercise of the rights represented by this Warrant.

(b)             The Company will not, by amendment of its memorandum of association or articles of association, or through reorganization, consolidation, merger, dissolution, issue or sale of securities, sale of assets or any other voluntary action, willfully avoid or seek to avoid the observance or performance of any of the terms hereof, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate in order to protect the rights of Warrant Holder under the Warrant against such willful actions. Without limiting the generality of the foregoing, the Company: (i) will not set nor increase the par or nominal value of any Warrant Shares above the amount payable therefor upon such exercise, and (ii) will take all actions that are necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares upon the exercise of the Warrant.

4.	ADJUSTMENTS.

The maximum number of Warrant Shares issuable upon exercise of this Warrant and the Warrant Price shall be adjusted if any of the following events occur before Warrant Holder’s exercise of this Warrant:

(a)	Distributions, Share Dividends and Splits.

(i)              In case the Company declares a dividend (whether ordinary or extraordinary) or other distribution payable in Shares or subdivides its Shares into a greater number of Shares, the Warrant Price in effect immediately prior to such declaration or subdivision shall be proportionately decreased and the number and kind of Shares purchasable upon exercise of this Warrant shall be adjusted so that Warrant Holder shall be entitled to receive the kind and number of shares or the other securities of the Company that Warrant Holder would have owned or have been entitled to receive after the happening of any of the events described in this paragraph (a)(i) had the Warrant Shares been issued immediately prior to the happening of such event or any record date with respect thereto.

(ii)            In the case of any reclassification or change of the outstanding securities of the Company or of any reorganization of the Company after the date hereof, or in case, after such date, the Company shall consolidate with or merge with or into another corporation or convey all or substantially all of its assets to another corporation or other entity, then, in each such case, Warrant Holder, upon any exercise of this Warrant, at any time after the consummation of such reclassification, change, reorganization, consolidation, merger, or conveyance, shall be entitled to receive, in lieu of the stock or other securities and property receivable upon the exercise of this Warrant prior to such consummation, the stock or other securities or property to which Warrant Holder would have been entitled upon the consummation of such reclassification, change, reorganization, consolidation, merger or conveyance if Warrant Holder had exercised the Warrant immediately prior thereto, all subject to further adjustment as provided in this Section, and the successor or purchasing corporation or other entity in such reclassification, change, reorganization, consolidation, merger or conveyance (if not the Company) shall duly execute and deliver to Warrant Holder a supplement hereto acknowledging such corporation's or entity's obligations under the Warrant; and in each such case, the terms of the Warrants (including the exercisability, transfer and adjustment provisions of the Warrant) shall be applicable to the shares of stock or other securities or property receivable upon the exercise of the Warrant after the consummation of such reclassification, change, reorganization, consolidation, merger or conveyance.

(iii)           An adjustment made pursuant to this paragraph (a) shall become effective immediately after the record date in the case of a dividend or distribution and shall become immediately effective after the effective date in the case of a subdivision. If, as a result of an adjustment made pursuant to this paragraph (a), Warrant Holder after exercise shall become entitled to receive shares of two or more classes of capital stock or Shares and any other class of capital stock of the Company, the Board of Directors of the Company (whose determination shall be conclusive and shall be described in a written notice to Warrant Holder promptly after such adjustment) shall determine the allocation of the adjusted Warrant Price between or among shares of such classes of capital stock or Shares and such other classes of capital stock.

(iv)           In the case of any adjustment in the number of Warrant Shares receivable upon the exercise of the Warrant pursuant to the terms hereof, the chief financial officer or principal accounting officer of the Company shall promptly thereafter compute such adjustment in accordance with the terms hereof and prepare a certificate setting forth such adjustment and showing in detail the facts upon which such adjustment is based. The Company will provide copies of such certificate to Warrant Holder in the manner provided for notices hereunder.

(v)             In case, at any time during the term of this Warrant, the Company shall declare a cash dividend upon its Shares payable otherwise than out of earnings or earned surplus or shall distribute to all holders of its Shares, shares of its share capital (other than Shares), or other securities of other persons, evidences of indebtedness issued by the Company or other persons, assets (excluding cash dividends and distributions) or options or rights (excluding options to purchase and rights to subscribe for Shares or other securities of the Company convertible into or exchangeable for Shares), then, in each such case, immediately following the record date fixed for the determination of the holders of Shares entitled to receive such dividend or distribution, the Warrant Price in effect thereafter shall be determined by multiplying the Warrant Price in effect immediately prior to such record date by a fraction of which the numerator shall be an amount equal to the difference of (x) the Current Market Price of one share of Shares minus (y) the fair market value (as determined by the Board of Directors of the Company, whose determination shall be conclusive) of the amount of cash, stock, securities, evidences of indebtedness, assets, options or rights, as the case may be, so distributed in respect of one Share, and of which the denominator shall be such Current Market Price. For the purpose of any computation pursuant to this Section, the “Current Market Price” at any date of one Share shall be deemed to be the average of the daily closing prices for the 15 consecutive business days ending on the last business day before the day in question (as adjusted for any stock dividend, split, combination or reclassification that took effect during such 15 business day period). The “closing price” for each day shall be the last reported sales price regular way or, in case no such reported sales took place on such day, the average of the last reported bid and asked prices regular way, in either case on the principal national securities exchange on which the Shares are listed or admitted to trading or as reported by Nasdaq (or if the Shares are not at the time listed or admitted for trading on any such exchange or if prices of the Shares are not reported by Nasdaq then such price shall be equal to the average of the last reported bid and asked prices on such day as reported by The National Quotation Bureau Incorporated or any similar reputable quotation and reporting service, if such quotation is not reported by The National Quotation Bureau Incorporated); provided, however, that if the Shares are not traded in such manner that the quotations referred to in this clause (v) are available for the period required hereunder, the Current Market Price shall be determined in good faith by the Board of Directors of the Company or, if such determination cannot be made or if Warrant Holder disputes in writing any determination so made by the Company’s Board of Directors within 30 days of being informed of such determination, by a nationally recognized independent investment banking or accounting firm selected by the Board of Directors of the Company (or if such selection cannot be made, by a nationally recognized independent investment banking or accounting firm selected by the American Arbitration Association in accordance with its rules).

(b)	Adjustment upon Issuance of Ordinary Shares.

If and whenever on or after October 2, 2005 the Company issues or sells, or in accordance with this Section 4(b) is deemed to have issued or sold, any Ordinary Shares (including the issuance or sale of Ordinary Shares owned or held by or for the account of the Company, but excluding Ordinary Shares deemed to have been issued by the Company in connection with any Excluded Securities (as defined below)) for a consideration per share less than a price (the "Applicable Price") equal to the Exercise Price in effect immediately prior to such issue or sale or deemed issuance or sale (the foregoing a "Dilutive Issuance"), then immediately after such Dilutive Issuance, the Exercise Price then in effect shall be reduced to an amount equal to the product of (A) the Exercise Price in effect immediately prior to such Dilutive Issuance and (B) the quotient determined by dividing (1) the sum of (I) the product derived by multiplying the Exercise Price in effect immediately prior to such Dilutive Issuance and the number of Ordinary Shares Deemed Outstanding immediately prior to such Dilutive Issuance plus (II) the consideration, if any, received by the Company upon such Dilutive Issuance, by (2) the product derived by multiplying (I) the Exercise Price in effect immediately prior to such Dilutive Issuance by (II) the number of Ordinary Shares Deemed Outstanding immediately after such Dilutive Issuance. Upon each such adjustment of the Exercise Price hereunder, the number of Warrant Shares shall be adjusted to the number of Ordinary Shares determined by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of Warrant Shares acquirable upon exercise of this Warrant immediately prior to such adjustment and dividing the product thereof by the Exercise Price resulting from such adjustment. For purposes of determining the adjusted Exercise Price under this Section 4(b), the following shall be applicable:

(i) Issuance of Options. If the Company in any manner grants any Options and the lowest price per share for which one share of Ordinary Shares is issuable upon the exercise of any such Option or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option is less than the Applicable Price, then such share of Ordinary Shares shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per share. For purposes of this Section 4(b)(ii), the "lowest price per share for which one share of Ordinary Shares is issuable upon exercise of such Options or upon conversion, exercise or exchange of such Convertible Securities" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one share of Ordinary Shares upon the granting or sale of the Option, upon exercise of the Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Exercise Price or number of Warrant Shares shall be made upon the actual issuance of such Ordinary Shares or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Ordinary Shares upon conversion, exercise or exchange of such Convertible Securities.

(ii) Issuance of Convertible Securities. If the Company in any manner issues or sells any Convertible Securities and the lowest price per share for which one share of Ordinary Shares is issuable upon the conversion, exercise or exchange thereof is less than the Applicable Price, then such share of Ordinary Shares shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such Convertible Securities for such price per share. For the purposes of this Section 4(b)(iii), the "lowest price per share for which one share of Ordinary Shares is issuable upon the conversion, exercise or exchange" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to one share of Ordinary Shares upon the issuance or sale of the Convertible Security and upon conversion, exercise or exchange of such Convertible Security. No further adjustment of the Exercise Price or number of Warrant Shares shall be made upon the actual issuance of such Ordinary Shares upon conversion, exercise or exchange of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of this Warrant has been or is to be made pursuant to other provisions of this Section 4(b), no further adjustment of the Exercise Price or number of Warrant Shares shall be made by reason of such issue or sale.

(C) "Excluded Securities" means any Ordinary Shares issued or issuable: (i) in connection with any of the Company’s employee and director stock Option plans; (ii) upon the exercise of warrants exercisable into the Company’s Ordinary Shares and existing prior to the date hereof; (iii) pursuant to a bona fide firm commitment underwritten public offering with a nationally recognized underwriter which generates gross proceeds to the Company in excess of $45,000,000 (other than an "at-the-market offering" as defined in Rule 415(a)(4) under the 1933 Act and "equity lines"); and (iv) upon conversion of any Options or any stock or securities (other than Options) convertible into or exercisable or exchangeable for Ordinary Shares which are outstanding on the day immediately preceding the date hereof, provided that the terms of such Options or such convertible securities are not amended, modified or changed on or after the date hereof.

(D) “Options” means any rights, warrants or options to subscribe for or purchase Ordinary Shares or convertible securities.

(E)            "Ordinary Shares Deemed Outstanding" means, at any given time, the number of Ordinary Shares actually outstanding at such time, plus the number of Ordinary Shares deemed to be outstanding pursuant to Sections 4(b)(i) and 4(b)(ii) hereof regardless of whether the Options or convertible securities are actually exercisable at such time, but excluding any Ordinary Shares owned or held by or for the account of the Company.

(c) Record Date. In case the Company shall take a record of the holders of its Shares for the purpose of determining holders entitled to receive a dividend or other distribution payable in Shares, then such record date shall be considered to be the date of the issue or sale of the Shares related to such dividend or distribution, or such other date as determined by the Company’s Board of Directors in good faith.

(d)             Stock Combinations. In case the Company shall combine all of the outstanding Shares into a smaller number of Shares, the Warrant Price in effect immediately prior to such combination shall be proportionately increased and the number of Warrant Shares shall be proportionately decreased.

(e)             Fractional Shares. No fractional Warrant Shares shall be issued upon the exercise hereof, and they will be rounded down to the nearest whole Share.

(f)              The adjustment to the number of Shares issuable upon the exercise hereof and the adjustments to the Warrant Price described in this Section 4 shall be made each time any event listed in this Section 4 occurs.

(g)             If any event occurs of the type contemplated by the provisions of this Section 4, but not expressly provided for by such provisions or definition, then the Company's Board of Directors in its reasonable judgment shall make an appropriate adjustment in the number of Warrant Shares obtainable upon exercise of this Warrant so as to protect the rights of the Warrant Holder.

5.	COMPLIANCE WITH SECURITIES ACT; RESTRICTIONS ON TRANSFER; REPRESENTATIONS.

Warrant Holder hereby represents and warrants that:

(a)             Purchase Entirely for Own Account. This Warrant and the Warrant Shares issuable upon exercise hereof (collectively, the “Securities”) will be acquired for investment for Warrant Holder’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and Warrant Holder has no present intention of selling, granting any participation in or otherwise distributing the same, provided that nothing in this section shall constitute an agreement by Warrant Holder to hold or refrain from disposing of the Warrant Shares for any amount of time, provided that any transfer, sale or other disposition of the Warrant Shares shall comply in all respects with the requirements of the Securities Act of 1933, as amended (the “1933 Act”) and similar provisions of state law. Warrant Holder does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to any person with respect to any of the Securities.

(b)             Investment Experience. Warrant Holder acknowledges that it is able to fend for itself, can bear the economic risk of its investment and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in this Warrant. Warrant Holder also represents it has not been organized for the purpose of acquiring this Warrant.

(c)             Accredited Investor. Warrant Holder is (a) an “accredited investor” within the meaning of Rule 501 of Regulation D of the Securities and Exchange Commission (the “SEC”), as presently in effect.

(d)             Restricted Securities. Warrant Holder understands that the Securities are characterized as “restricted securities” under the federal securities laws in as much as they are being acquired from the Company in a transaction not involving a public offering, and that under such laws and applicable regulations such securities may be resold without registration under the 1933 Act only in certain limited circumstances. In this connection, Warrant Holder represents that it is familiar with SEC Rule 144 promulgated under the 1933 Act, as presently in effect, and understands the resale limitations imposed thereby and by the Act.

(e)             Further Limitations on Disposition. Without in any way limiting the representations set forth above, Warrant Holder further agrees not to make any disposition of all or any portion of the Warrant Shares: (i) unless and until there is then in effect a registration statement under the 1933 Act covering such proposed disposition and such disposition is made in accordance with such registration statement, or (ii) pursuant to an available exemption from, or in a transaction not subject to, the registration requirements of the 1933 Act. The Company may require an opinion of counsel in form and substance reasonably acceptable that such registration is not required.

(f)              Authorization. If Warrant Holder is not a natural person, Warrant Holder hereby represents that its acceptance of this Warrant has been authorized on its behalf by all appropriate limited liability company, corporate or partnership action.

(h)             Legend. This Warrant and all Warrant Shares issued upon exercise of this Warrant(unless registered under the 1933 Act) shall be stamped or imprinted with a legend in substantially the following form:

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL, IN A FORM REASONABLY ACCEPTABLE TO COMMTOUCH SOFTWARE LTD., THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

The Company need not register a transfer of this Warrant or the Warrant Shares unless the conditions specified in such legend are satisfied. Subject to the foregoing transfer restrictions set forth in this Section, this Warrant is transferable, in whole or in part, on the books of the Company, upon surrender of this Warrant to the Company, together with a written assignment duly executed by Warrant Holder.

(i)              Notwithstanding the foregoing, the restrictions imposed upon the transferability of this Warrant and the Warrant Shares shall cease and terminate as to this Warrant or any particular shares of capital stock when, (i) such Warrant or Warrant Shares shall have been effectively registered under the 1933 Act and sold by Warrant Holder in accordance with such registration or (ii) counsel for Warrant Holder provides an opinion, in form and substance reasonably satisfactory to the Company (or in lieu of an opinion of counsel, Warrant Holder provides the Company with other evidence satisfactory to the Company), that such restrictions are no longer required in order to ensure compliance with the 1933 Act. If and whenever the restrictions imposed hereunder shall terminate as to this Warrant (or to any Warrant Shares) as hereinabove provided and subject to Warrant Holder selling or indicating its intention to sell the Warrants or Warrant Shares, Warrant Holder may and the Company shall, as promptly as practicable upon the request of Warrant Holder and at the Company's expense, cause to be stamped or otherwise imprinted upon this Warrant or Warrant Shares a legend in substantially the following form:

"The restrictions on the transferability of [this] [these] [Warrant] [securities] terminated on _______________, _____, and are of no further force or effect"

or take such other action as to effectively remove the restrictions on the transferability of the Warrant and the Warrant Shares.

Any Warrant issued upon the split-up, combination, exchange, substitution, transfer or loan of the Warrants entitled to bear such legend shall have a similar legend endorsed thereon. Whenever the restrictions imposed hereunder shall terminate as to any Warrant or as to any Warrant Shares, as hereinabove provided, Warrant Holder thereof shall be entitled to receive from the Company without expense, a new Warrant or new Warrant Shares not bearing the restrictive legend set forth hereon or above, respectively.

(j)              The Company shall cause all Warrant Shares covered by a valid registration statement to be listed on any securities exchange upon which the Shares are then listed.

6.	RIGHTS OF SHAREHOLDERS.

No holder of the Warrant or Warrants shall be entitled to vote or receive dividends or be deemed the holder of Shares, nor shall anything contained herein be construed to confer upon the Warrant Holder of this Warrant, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issuance of stock, reclassification of stock, change of par value or change of stock to no par value, consolidation, merger, conveyance, or otherwise) or to receive notice of meetings, or to receive dividends until the Warrant or Warrants shall have been exercised and the Shares shall have become deliverable, as provided herein.

7.	GOVERNING LAW.

The terms and conditions of this Warrant shall be governed by and construed in accordance with the laws of the State of New York.

8.	MISCELLANEOUS.

The headings in this Warrant are for purposes of convenience and reference only, and shall not be deemed to constitute a part hereof. Neither this Warrant nor any term hereof may be changed, waived, discharged or terminated orally but only by an instrument in writing signed by the Company and the registered holder hereof. All notices and other communications from the Company to the holder of this Warrant shall be mailed by first-class registered or certified mail or recognized commercial courier service, postage prepaid, to the address furnished to the Company in writing by the last holder of this Warrant who shall have furnished an address to the Company in writing.

October __, 2005	COMMTOUCH SOFTWARE LTD.
____________________________________
Gideon Mantel, Chief Executive Officer

EXHIBIT A

NOTICE OF EXERCISE

TO:	COMMTOUCH SOFTWARE LTD.

1.               The undersigned hereby elects to purchase ___________ Ordinary Shares of Commtouch Software Ltd. pursuant to the terms of the attached Warrant, and tenders herewith payment of the purchase price of such Shares in full, together with all applicable transfer taxes, if any.

2.

The undersigned represents that the Ordinary Shares are being acquired for the account of the undersigned for investment and not with a view to, or for resale in connection with, the distribution thereof and that the undersigned has no present intention of distributing or reselling such shares.

3.               Please issue a certificate or certificates representing said Ordinary Shares in the name of the undersigned or in such other name as is specified below:

_________________________________
(Name)
_________________________________
_________________________________
(Address)

___________________________________
Name of Warrant Holder

___________________________________
Signature of Authorized Signatory

___________________________________
Print Name and Title

___________________________________
Date

EXHIBIT B

NOTICE OF CONVERSION

TO:	COMMTOUCH SOFTWARE LTD.

1.               The undersigned hereby elects to convert the attached Warrant into such number of Ordinary Shares (the “Shares”) of Commtouch Software Ltd. as is determined pursuant to Section 2(c) of such Warrant, which conversion shall be effected pursuant to the terms of the attached Warrant.

2.               Please issue a certificate or certificates representing the Shares in the name of the undersigned or in such other name as is specified below:

_________________________
(Print Name)

_________________________
(Address)

_________________________
(Address)

3.               The undersigned represents that the Shares are being acquired for the account of the undersigned for investment and not with a view to, or for resale in connection with, the distribution thereof and that the undersigned has no present intention of distributing or reselling such shares.

_________________________	_________________________
(Date)	(Signature)
_________________________
(Print Name)